Mail Stop 4561

      February 9, 2006

Martin Landis
Chief Executive Officer
Landwin REIT, Inc.
17200 Ventura Blvd., Suite 206
Encino, California 91316

Re:	Landwin REIT, Inc.
      Amendment No. 2 to Form S-11
      Filed on January 26, 2005
      File No. 333-129534

Dear Mr. Landis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General Comments
1. We note your response to comment 1. Your representations that other services relating to the formation of Landwin REIT do not include any involvement in the sale of securities of Landwin REIT and that Messrs. Landis and Dennison will not be compensated for their fundraising services appear to contradict your inclusion of the disclosure regarding the formation fee agreement under the "Plan of
Distribution" in Amendment No. 2 to the Registration Statement. Please reconcile these two statements. If the fee payable under the formation fee agreement does not relate to the involvement of Messrs.
Landis and Dennison in the sale of Landwin REIT securities, please delete the references to the formation fee agreement in the "Plan of
Distribution," which appears on page 144 of Amendment No. 2.
2. We note the additional information you provided regarding the activities of the database owners and their compensation in your response to comment 3. We disagree with your analysis that the database owners do not need to register as broker-dealers to engage in the described activities for the proposed compensation. The restructuring of the compensation as a promissory note of Landwin REIT does not address the concern we expressed in our initial comment that the database owners have an incentive to reach the minimum offering amount. We view transaction-based compensation as including not only compensation based, directly or indirectly, on the amount of securities sold, but also on the occurrence of securities transactions. In determining whether a person is receiving transaction-based compensation, we look to the economic reality, not the form, of the compensation arrangements. Based on the current financial statements of Landwin REIT, the promissory note will have little if any value unless the minimum offering amount is reached, which makes the proposed compensation based, directly or indirectly, on the occurrence of securities transactions.

In addition, we do not agree with your reliance on Letter re:
Paul
Anka (July 24, 1991). In that letter, the staff granted no-action relief when a person received transaction-based compensation but strictly limited his activities to merely furnishing the issuer with a list of prospects. The list of prospects was not developed for the purposes of potential securities sales. The proposed activities of the database owners go well beyond those contemplated in Paul Anka.
Your response also suggests that there may be other letters that would support your contention that the database owners do not need to register as broker-dealers. We are not aware of any letters that would support your position. More generally, a person effects transactions in securities if he or she participates in such transactions at key points in the chain of distribution. Such participation includes helping an issuer to identify potential purchasers of securities and the solicitation of securities transactions (which includes advertising and conducting seminars for investors). The conduct you describe appears to fall squarely within such participation, and thus we cannot agree that "the database owners are not, and will not be acting in the capacity of, broker-dealers."
3. Please note that pages 98 - 101 of the marked courtesy copies are in symbol font and are illegible. Please refrain from utilizing this font in the future.

4. You state in your response to comment 3 that you will "utilize the database to telephone, fax, mail, and email the members to notify them of the existence and availability of Landwin REIT." Please advise us whether you have contacted any database members to date. Also, please provide us with any materials that you provided or that you will provide to potential purchasers.

5. In this connection, please tell us how you intend to ensure that notifications about the existence of the Landwin REIT, on the database or by fax or mail, will comply with Section 5. For example, do you intend to rely on the safe harbor contained in Rule 134? If you intend to solicit indications of interest or conditional offers to buy in connection with such 134 notice, please tell us how you intend to accompany or precede such notice with a prospectus. Further, if these notifications will fall outside of the safe harbor of Rule 134 and you intend to rely on Rules 164 and 433 to distribute electronic communications as a free writing prospectus, please tell us how you intend to accompany or precede such free writing prospectus with a preliminary prospectus.

Cover Page
6. Please revise to strike footnote one to the table.

Compensation to our Advisor and Affiliates, page 21

Formation Fee to our sponsors, Sylvia, Inc. and SmithDennison
Capital, LLC., page 22
7. We note your response to comment 12. Please revise your description of the formation fee to note that the formation work doe not include participating in the offering or selling of securities.

Estimated Use of the Proceeds, page 59
8. We note that you have purchased an exclusive license to a database containing prospective investors. Please revise this section to note the terms of the license. This discussion should include, but not be limited to, the term of the license and any restrictions on the use of the license. Also, please provide us with a copy of the license agreement.

Liquidity and Capital Resources, page 102
9. We note that you will issue promissory notes in connection with your purchase of the license and in payment of your formation fees.
Please revise to note the terms of the promissory notes. Also, please provide us with a copy of the notes and file them as Exhibits.





Prior Performance Summary, page 104
10. Please revise the fifth sentence in the last paragraph on page 104 to clarify the reference to "such" investments.
11. We note your response to comment 19. You state on page C-2 and
C-4 that "[a] program is considered closed when all funds from investors related to the offering have been raised and the property has been acquired." Please note that "closed" should refer to the year in which the program`s offering ended rather than when the property has been acquired. Accordingly, please revise to include any programs that may have been excluded where such programs completed fund raising but had not yet acquired properties.
12. At the top of page 105 you state that "[t]he prior offerings closed when all money from investors was raised and the properties were acquired. Prior to closing, none of the money raised was invested, other than in interest bearing accounts." Please advise us how you acquired properties prior to closing if none of the money raised was invested prior to closing or revise as necessary.
13. We note from footnote 1 on page C-9 that Plantation is owned by
Watavision LLC. It appears from the management agreement that you provided us that Watavision also owns Tempe Square. Please revise or advise.

Plan of Distribution, page 144

General, page 144
14. In the third paragraph, you state that you intend to make the prospectus available on your website. We note in your response letter dated December 22, 2005 that your website is not functioning.
Please advise us how you will post the prospectus on your website if it is not functional. If the website is functional, please revise the registration statement to include your website address.
Report of Independent Registered Public Accounting Firm, page F-2
15. Please revise the report date for notes 5 and 6.








Table II, page C-4
16. In footnote one you refer to note 6 to Table III for Lincoln
View
Plaza 3.  Please note that there is no note 6 to Table III for
Lincoln View Plaza 3.  Please revise as necessary.   Also, please
eliminate all cross references between tables.

Table III, page C-6
17. In footnote 6 you state that the "Cash generated from capital" line item represents the escrow refund following the purchase of property. Please revise to provide a more detailed description of the escrow fund. For instance, but without limitation, please revise to note who placed the money in escrow and why.

Part II

Item 31. Other Expenses of Issuance and Distribution
18. Please advise us why you have not included the formations fee and database license fee in this section or revise as necessary.

Item 36. Exhibits, page II-2
19. Please file all required exhibits as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Exhibit 5.1 - Legal Opinion
20. We note your response to comment 32, however, we continue to believe that the reference to the State of Texas indicates that you are admitted in a jurisdiction other than the jurisdiction whose law you are opining upon. Please have counsel revise so that it does not appear that you are carving out the relevant jurisdiction.

Item 37. Undertakings, page II-3
21. Under (1)(iii) you state that "provided, however, that
paragraphs
(i) and (ii) do not apply if the Registration Statement is on Form
S-
8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section
13
or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement." Please strike this disclosure as it does not apply to your filing.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.


Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Gina E. Betts, Esq. (via facsimile)
	Locke Liddell & Sapp LLP



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Martin Landis
Landwin REIT, Inc.
February 9, 2006
Page 1